Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Of Counsel jlaxague@cronelawgroup.com

VIA EDGAR

July 16, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Jane Park

Re:	Meihua International Medical Technologies Co., Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 7, 2021 CIK No. 0001835615

Dear Ms. Park:

We write on behalf of Meihua International Medical Technologies Co., Ltd. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 2, 2021, commenting on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 filed June 7, 2021 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Prospectus Summary, page 4

1. We note your disclosure on page 1 and throughout your prospectus that you are a provider of Class I, II and III disposable medical devices in accordance with China’s National Medical Device Management regulations. Please expand your disclosure to discuss whether the Class I, II and III medical devices that you manufacture and distribute are also defined as such in accordance with FDA regulations.

Response: In response to this comment, the Company has amended the Registration Statement under the “Prospectus Summary” section to include a brief discussion of the various device classifications and the approval processed required under applicable Chinese regulations. A brief comparative discussion of the analogous FDA classification system, which an example, is also given.

Jane Park

United States Securities and Exchange Commission

July 16, 2021

We may incur material product liability claims, which could increase our costs and harm our financial condition and operating results., page 19

2. We refer to your disclosure on page 1 and elsewhere in your prospectus that you received FDA registration for over twenty of your products. Please expand your disclosure of the FDA registration received, including when and the type of clearance received.

Response: In response to this comment, additional disclosure has been added at page 1 to clarify that the FDA registered products are in Class I and that registration has recently been renewed for the current three year period.

3. We note your disclosure on page 6 that Yangzhou Guanghui Medical Technology Co., Ltd., a subsidiary wholly owned by Jiangsu Huadong that was established in December 2020, has no real business. Please disclose its business purpose.

Response: In response to this comment, the Registration Statement has been amended to disclose Guanghui’s planned area of operations and the fact that it has not yet commenced those planned operations.

Prospectus Summary

Our Strategies for Meeting Our Challenges and Further Growth, page 4

4. We note your disclosure that you currently have no agreements or letters of intent for any acquisitions, partnerships or ventures. On page 38, you state that you intend to use $10 million of the net proceeds from this offering to acquire a local disposal medical device manufacturer. Please revise your disclosures to address this potential inconsistency.

Response: The Company is currently in negotiations to acquire a local manufacturer for approximately $10 million (reflected in the Use of Proceeds table as “Acquisition of a local disposable medical device manufacturer). No formal merger or acquisition agreement has been signed, however, and the ongoing negotiations are being conducted confidentially. In response to this comment, the Company has expanded the disclosure where indicated to include the following additional explanation:

“We are currently in negotiations to acquire a local product manufacturer for consideration in the approximate amount of RMB65 million (approximately $10 million). A formal merger or acquisition agreement has not been executed for this acquisition. As a potential alterative in the event that we are unable to close the manufacturer acquisition, we are also in discussions to acquire two clients of our company in order to expand our products sales.”

Any failure to maintain effective quality control over our products..., page 12

5. We note your disclosure on pages 13 and 74 relating to the fine of an immaterial amount for noncompliance of your products with local laws and regulations. Please expand your disclosure to specify which products were implicated and the nature of the noncompliance with regulatory and legal requirements.

Response: In response to this comment, the Company has amended the Registration Statement to add a tabular disclosure on page 74 summarizing the implicated products, the rectification measures taken, and the related impact on the Company’s business for each instance of non-compliance.

Jane Park

United States Securities and Exchange Commission

July 16, 2021

We are dependent upon key executives and highly qualified managers..., page 17

6. We refer to your disclosure on page 96 that your employment agreement with Yulin Wang, the Chief Executive Officer, is for a one year term. You disclose on page 17 that the loss of one or more of your key management personnel could have a material adverse effect on your business. Please expand your risk factor disclosure to disclose the one year term of your employment agreement with the Chief Executive Officer and the impact his departure would have on your business.

Response: In response to this comment, the Company has added additional disclosure to this risk factor to explain the reasoning for Mr. Wang’s initial one-year term, and to explain that additional time and resources that would be required to familiarize a new chief executive with the Company’s extensive business systems in the event of Mr. Wang’s departure.

We may not be able to prevent others from unauthorized use of our intellectual property..., page

18

7. We note your disclosure on page 80 relating to the patent infringement lawsuit currently in progress. Please revise to include risk factor disclosure relating this lawsuit. Please also expand your disclosure to address the potentially insufficient availability of intellectual property rights and protections for companies with material intellectual property in China.

Response: In response to this comment, additional information regarding the lawsuit has been added on page 80. In addition, the Company has expanded the risk factor on page 18 entitled “We may be subject to intellectual property infringement claims . . .” to include a brief discussion of the lawsuit. The risk factor on page 18 entitled “We may not be able to prevent others from unauthorized use of our intellectual property . . .” has also been expanded with additional disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

8. Please expand your analysis of accounts receivable to disclose the portion of the total balance at December 31, 2020 that has subsequently been collected to support your statement that you do not expect accounts receivable to age over 180 days in the future.

Response: In response to this comment, the Company has revised the referenced disclosure on page 56.

Overview of Chinas Disposable Medical Device Industry, page 58

9. We refer to your disclosure on page 59 of the improvement in China’s global competitiveness in the low value-added disposable medical device industry in recent years. Please also disclose the market size of the countries that compete with China in the low value-added disposable medical device industry.

Response: In response to this comment, the Company has added disclosure below Chart 2 on page 59 of the Registration Statement to explain that, although the information indicates that China’s share of the global low value-added disposable medical device market has increased in recent years, the Company does not have sufficient information from reliable sources regarding the market share of any specific other countries which also produce disposal medical devices.

Jane Park

United States Securities and Exchange Commission

July 16, 2021

Our Products, page 62

10. Please revise the table on pages 63 and 64 to identify the use for each of the top twenty products disclosed. Please also disclose whether each of the products listed is your own brand product or sourced from other manufacturers.

Response: In response to this comment, the Company has included a revised table in the Registration Statement identifying the use for each of its top 20 products and indicating whether each product is sourced from others or is the Company’s own brand.

Overview, page 62

11. In an appropriate section of your prospectus, please describe the approval process for China’s classification of Class I, II and III medical devices and when your top products received its Class I, II, and III classification and clearance from the Chinese authorities, as applicable.

Response: In response to this comment, the Company has amended the Registration Statement at page 74 to include flow charts illustrating the approval process for Class I devices and Class II and III devices, respectively. A table reflecting the classification, approval dates, and current approval terms for the Company’s top 20 products has also been added.

Our Customers, page 68

12. We note your disclosure that overseas customers accounted for between 18 and 21% of your total revenues for the years ended December 31, 2020 and 2019. Please disclose the jurisdictions of your top overseas customers. Please also disclose the breakdown between domestic and overseas customers of the approximately 6,630 customers you have to date.

Response: In response to this comment, the Company has amended the Registration Statement at page 68 to clarify that, in addition to domestic distributors and domestic end user customers, the Company also sells products to exporting distributors who re-sell the products to overseas customers. The Company reaches these overseas markets by way of sales to exporting distributors, not through direct overseas sales. Because the Company provides its products to export distributor customers based upon their regional coverage, the Company does not have country-specific information on end-users overseas.

Competition, page 71

13. We refer to your disclosure on page 72 relating to your top competitors. You also disclose on page 61 that you are a “top player in the region,” which includes the 357 medical device manufacturers of Class I, II and III medical devices in Touquiao Town. Please expand your discussion on the differentiation between you and your competitors, including the proportion of revenues generated from your top competitors in Touquiao Town and whether any of your competitors are also focused on providing a one-stop shopping experience in the disposable medical device industry.

Response: In response to this comment, the Registration Statement has been amended to include a discussion on these topics at age 72, following the bullet-point listing of the Company’s major competitors.

Jane Park

United States Securities and Exchange Commission

July 16, 2021

Patents, page 79

14. We refer to your disclosure on page 79 relating to your fifteen registered patents. Please expand your disclosure to include the type of patent protection provided to each patent listed. Please also disclose, where appropriate, whether the registered patents relate to any of the top twenty products referenced on page 63.

Response: The type of patent protection (i.e., “invention,” “utility,” or “design”) together with the time period of the patent protection is included in tabular summary of the Company’s patents on page 79. In response to this comment, the Company has amended the Registration Statement to include a description of “invention,” “utility,” and “design” patent categories and to explain that the Company’s patents stem from the Company’s research and development efforts for the development of new products and do not relate to the Company’s current top-selling products.

Related Party Transactions, page 102

15. Please expand your disclosure of your affiliated entities, Yangzhou Meihua Import and Export Co., Ltd., Yangzhou Yada Powder Metallurgy Co., Ltd., Shanghai Xinya Pharmaceutical Hanjian Co., Ltd. and Jiangsu Qinqin Group Yangzhou Hujun Food Co., Ltd., controlled by the son of your Chairman and shareholder, Yongjun Liu, and the business purpose and operations of each affiliate. Please also include the type of products you provided to the specified affiliated entities.

Response: In response to this comment, the Company has added the requested additional disclosures regarding each affiliated entity to the Related Party Transactions section on page 102.

Financial Statements

1. Organization and Principal Activities

Principal Activities , page F-7

16. Please expand your disclosures to clarify that all operating entities have been directly or indirectly 100% owned by Kangfu for all periods presented.

Response: In response to this comment, the Company has revised the referenced disclosure on page F-8.

Jane Park

United States Securities and Exchange Commission

July 16, 2021

Restructuring and Share Issuance, page F-8

17. We note your disclosures that Yongjun Lui and Yin Lui exchanged their 100% ownership of Kangfu for 15,933,000 ordinary shares in Meihua. As such, please tell us why you have retroactively reflected 20,000,000 ordinary shares to January 1, 2019, including the authoritative literature that supports your accounting.

Response: In response to this comment, the Company has revised the consolidated statements of changes in shareholders’ equity on page F-5, consolidated balance sheet on page F-3, consolidated statements of cash flows on page F-6, and the referenced disclosure on page F-8.

The Company has retroactively presented 18,575,000 ordinary shares in prior periods (2,000 shares in Meihua, 15,933,000 to acquire Kangfu, and 2,640,000 to 3 founding shareholders of Meihua), and has revised the presentation of 1,425,000 shares as subsequently issued under a private offering. During the years presented in the Company’s financial statements, the control of the entities has never changed (always under the control of Yongjun Liu and Yin Liu who are spouses). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2020 and 2019, the results of these subsidiaries are included in the financial statements for both periods. Please also refer to the amended disclosures added under the amended heading “Reorganization and Share Issuances” on page F-8.

18. Please disclose the consideration received in exchange for the 2,640,000 ordinary shares to the three BVI companies.

Response: In response to this comment, the Company has revised the referenced disclosure on page F-8. The issuance of these 2,640,000 shares was part of the reorganization that occurred on December 21, 2020. The shareholders of these BVI companies were founding shareholders of Meihua, and there was no considerations exchanged for these shares issued by the Company.

2. Summary of Significant Accounting Policies

Certain Risks and Concentration, page F-10

19. Please revise your presentation of customer concentrations for total sales and accounts receivable to comply with the requirements in ASC 280-10-50-42, which notes that the customer name does not need to be disclosed but rather may be identified and distinguished from other major customers by reference as customer A, customer B, customer C. This will allow an investor to understand if there are any changes with the major customers between the periods presented.

Response: In response to this comment, the Company has revised the referenced disclosure on page F-10.

Jane Park

United States Securities and Exchange Commission

July 16, 2021

Intangible Assets, page F-12

20. Please expand your disclosure of the estimated useful life to provide the disclosure for each type of intangible asset, as the range provided of 5-50 years is very broad.

Response: In response to this comment, the Company has revised the referenced disclosure on page F-12.

Revenue Recognition, page F-13

21. We note the information regarding revenues provided on page 2 of your Form F-1. Please tell us your consideration of the guidance in ASC 606-10-50-5 and 606-10-55-89 through 55-91 for providing disaggregated revenue in your footnotes. In addition, explain how you considered the guidance in ASC 606-10-55-35 to 39 with regard to principal versus agent for resales of products from other manufacturers.

Response: In response to this comment, the Company has revised the referenced disclosure on page F-13 regarding to revenue disaggregation. The Company also revised its relevant disclosures on page 2 of the Registration Statement.

The Company also respectfully acknowledges the Staff’s comment regarding the principal versus agent consideration for resales of products from other manufacturers. ASC 606-10-55-36 provides guidance in determining whether an entity is a principal or an agent with respect to the satisfaction of a performance obligation. An entity is the principal if it controls the goods or services before they are transferred to the customer. In addition, if the entity controls the good or service prior to transferring control to the customer, the entity may recognize revenue on a gross basis. The definition of control is the power to direct the use of and the ability to obtain substantially all of the benefits from the good or service. With respect to resales of products from other manufacturers, the Company controls the products and is therefore the principal in the products sales arrangements based on the following:

●	For the purchased products, the Company either sold them separately, or packaged them with self-manufactured products and sold them as packages. The Company took full control before the products were sold to customers.

●	All the manufacturers utilized for the resale products’ sales are approved by the Company.

●	Customers place orders directly with the Company.

●	The Company purchased the products and stored them in its warehouse. It controlled the inventory and risk of loss resides with the Company.

●	Title to the products transfers to customers when the products leave the Company’s warehouse.

In addition to the above, which demonstrates that the Company controls the goods prior to delivering them to the customers, ASC 606-10-55-39 provides three indicators in determining whether an entity controls a good before it is transferred to a customer. The first indicator is inventory risk, which the Company takes while the goods are in its possession, as described above. Additionally, if the customers were to return products, the Company would refund the customer and the goods would become the Company’s inventory to deal with. The second indicator is discretion to establish prices. The Company establishes the pricing of the products to the customers and negotiates the prices with the suppliers. The final indicator is that the Company is the party primarily responsible for fulfilling the promise to provide the specified goods to the customer. The customers place their orders with the Company, not with the suppliers, and the goods shipped directly from the Company’s warehouse.

Jane Park

United States Securities and Exchange Commission

July 16, 2021

Based upon the above factors, the Company controls the products prior to it being transferred to the customer and therefore is the principal in the transaction, qualifying for gross accounting treatment.

Segment Reporting, page F-14

22. Please provide the disclosures required by ASC 280-10-50-38 through 50-41. For the information about products and services portion of the disclosures, we note your disclosures on page 48 listing out your main product lines.

Response: In response to this comment, the Company has revised the referenced disclosure on page F-22. Please refer to new Note 14, “Segment Information.”

Also in response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Registration Statement to better inform investors regarding its products.

Recently Issued Accounting Standards, page F-15

23. We note that you have not adopted ASU No. 2016-02, Leases (Topic 842), even though public entities would have adopted on January 1, 2020 for a December 31 fiscal year end. We further note your statement on page 8 that you have elected to “opt out” of the new or revised financial accounting standards and will comply as required for public companies, which is an irrevocable decision. Please advise.

Response: In response to this comment, the Company has revised the Registration Statement on page 8 and on the cover page to indicate that it has not elected to “opt out” of the relevant provision of the JOBS Act.

13. Statutory Surplus Reserves, page F-20

24. Please expand your disclosures to include the information required by Article 4-08(e) of Regulation S-X. To the extent applicable, also include the Schedule I information required by Article 5-04 of Regulation S-X. Finally, expand your disclosures to include the amount of reserves remaining to be provided pursuant to PRC statutory laws.

Response: In response to this comment, the Company has revised the referenced disclosure on page F-20. Please refer to the additional disclosures under revised Note 12, “Statutory Surplus Reserves and Restricted Net Assets.”

The Company acknowledges the Staff’s comment with regard to Article 5-04 of Regulation S-X, and respectfully advises the Staff that the Company calculated the restricted net assets of consolidated subsidiaries, which was 19% of the consolidated net assets of the Company as of December 31, 2020. As such, Schedule I information is not required.

15. Subsequent Events, page F-22

25. Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

Response: In response to this comment, the Company has revised the referenced disclosure on page F-22.

Jane Park

United States Securities and Exchange Commission

July 16, 2021

General

26. Please expand your disclosure of the corporate governance differences in accordance with Item 16G of Form 20-F. For example, consider including a table comparing differences in corporate governance practices between domestic issues and foreign private issuers and how such differences may impact investors.

Response: In response to this comment, the Company has amended the Registration Statement to add a new subsection entitled “Corporate Governance” at page 99. This new section includes a bullet-point summary of the exemptions to Nasdaq and SEC requirements that are available to foreign private issuers who opt to follow home country governance requirements in lieu of the governance requirements applicable to domestic issuers. As disclosed in this new section and elsewhere in the prospectus, however, the Company intends to voluntarily follow most Nasdaq corporate governance rules.

27. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise accordingly.

Response: In response to this comment, the Company has corrected this error by un-checking the Rule 415 box on the outside cover page.

28. We note that the company websites listed on page ii of the prospectus do not appear to work. Please revise accordingly.

Response:  The Company websites http://meihuamed.com and http://ir.meihuamed.com are currently operational.

29. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: At this time, the Company has not prepared any written communications to present to potential investors in reliance on Section 5(d) of the Act. Any and all such written communications, if and when developed, will be furnished to the Commission.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.